SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 3)*

                          American Industrial Properties REIT

                                  (Name of Issuer)

                           Shares of Beneficial Ownership

                           (Title of Class of Securities)

                                    026791103000
                                   (CUSIP Number)

Rosenman & Colin
Natalie I. Koether, Esq.
56 Pennbrook Road, Far Hills, New Jersey 07931  (908) 766-4101

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                       April 12, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 15 Pages

CUSIP No.  0267911030000                        Page  2  of  15

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON

              American Holdings, Inc.     95-3419191

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)  X

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

7. SOLE VOTING POWER

       659,800

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

       659,800

10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        659,800

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.27%

14. TYPE OF REPORTING PERSON*

            CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.      Security and Issuer.
       This Schedule 13D ("Schedule") relates to the Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT (the "Company" or "American Industrial") owned by American Holdings, Inc. ("AmHold"). The Company, a corporation organizedunder the laws of the state of Texas, has its principal executive offices located at 6220 North Beltline Road, Suite 205, Irving, Texas 75063-2656.

Item 2.      Identity and Background.
       (a), (b) and (c) AmHold is engaged in the management and disposition of real estate related assets through its wholly owned subsidiary NorthCorp Realty Advisors, Inc. ("NorthCorp"), a Delaware corporation. NorthCorp's principal customers have been the Resolution Trust Corporation and the Federal
Deposit Insurance Corporation. AmHold's principal executive office is located at 376 Main Street, Bedminster, New Jersey 07921, and NorthCorp's principal executive office is located at 8080 Park Lane, Suite 700, Dallas, Texas 75231.

     Sun Equities Corporation ("Sun"), a closely-held
Delaware corporation, owns approximately 27% of AmHold'soutstanding Common Stock and may be deemed a controlling person of AmHold, as such term is defined in the regulations promulgated under the Securities Exchange Act of 1934. (See Exhibits A and B for information, including addresses and principal businesses or occupations, of the executive officers and directors of AmHold and Sun, respectively.)

     (d) During the past five years, none of AmHold, Sun, or any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, none of AmHold, Sun, or any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to ajudgment, decree or final order enjoining future violations of,or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)   AmHold and Sun are Delaware corporations.

Item 3.      Source and Amount of Funds or Other Consideration.

     As of the filing date, AmHold owned 659,800 Shares acquired at an aggregate purchase price of $1,429,317.33, including brokerage commissions. The purchase was funded with AmHold'sworking capital.

Item 4.      Purpose of Transaction.
       AmHold has acquired the Shares for capital appreciation. AmHold currently intends to acquire additional Shares from timeto time in open market or private transactions but, depending onfuture developments relating to general economic conditions oralternative investment opportunities, may also determine fromtime to time, or at any time, to sell or otherwise dispose ofsome or all of its Shares.

       On March 1, 1994, the Company announced that it would effect a one-for-five reverse stock split by merging with a newly organized Maryland corporation ("Merger"). The Merger will significantly change the rights of shareholders and at the same time increase the number of authorized common shares five-fold and authorize a new class of preferred stock, which may result infuture dilution to existing shareholders. According to a preliminary filing with the Securities and Exchange Commission,the Articles of Incorporation and By-laws of the successor corporation in the Merger would contain multifarious anti-takeover provisions and management entrenchment schemes. Further it appears that management will receive options to acquire Shares which represent approximately 10% of the Shares initially outstanding after the Merger. AmHold does not believe that the Merger in its present form would be in the best interests of American Industrial Shareholders and is considering the possibility of soliciting proxies in opposition to the Merger proposal. In this connection, AmHold has requested a copy of the Company's shareholder list. A copy of the request is attached as Exhibit D.

       The Company has filed a Form 8-K Current Report dated February 15, 1994 disclosing that its Trustees have amendedthe Company's By-Laws to add anti-takeover provisions which have the effect of denying voting, dividend and other rights to any person owning in excess of 9.8% of the outstanding shares of the Company. AmHold believes that these By-Law provisions were not validly adopted and are illegal, and is considering challenging them.

     AmHold has determined to solicit proxies and otherwise communicate with the shareholders of the Company regarding the proposal to merge the Company into American
Industrial Properties REIT, Inc., a Maryland corporation
("AIPR-Maryland"), which is to be voted upon at a special meeting of the shareholders currently scheduled to be held in May 1994.

     AmHold has sent a letter recommending that the management ofthe Company withdraw the proposal to merge the Company into AIPR-Maryland and auction the Company to the highest bidder. AmHold would agree not to participate in the auction. A copy of the letter is attached as Exhibit E.

     Except as otherwise indicated herein, AmHold has no plans or proposals which relate to or would result in any of the actionsor matters referred to in the text of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.
       (a) As of the close of business on April 12, 1994, AmHold beneficially owned 659,800 Shares representing 7.27% of the 9,075,400 Shares reported as outstanding in the Company's
Form 10-K for the year ended December 31, 1993.

  (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

       (c) Exhibit C of the Schedule sets forth the date and purchase or sale price of all transactions in Shares effected by AmHold in the sixty days preceding the date of this Statement. Unless otherwise indicated, all Shares were purchased or sold on the New York Stock Exchange.

Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

       None.


Item 7.      Material to be Filed as Exhibits.

       Exhibit A - Executive Officers and Directors of American
                   Holdings, Inc.

       Exhibit B - Executive Officers and Directors of Sun
                   Equities Corporation

       Exhibit C - Transactions in Shares effected in the past
                   60 days

       Exhibit D - Request for shareholder list

       Exhibit E - Letter to the management of the Company

                                      SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 1994
                                AMERICAN HOLDINGS,INC.

                                By: /s/ John W. Galuchie, Jr.
                                        John W. Galuchie, Jr.
                                        Executive Vice President

                                  EXHIBIT A

                                   AMHOLD

                         Executive Officers and Directors*



Name and Business Address        Present Position(s) with Address

Paul O. Koether                  Chairman, President and Director
56 Pennbrook Road                      of AmHold and Sun
Far Hills, NJ  07931
("56 Pennbrook")
                                 Chairman and Director of NorthCorp

                                 Chairman, President and Director
                                 of Kent Financial Services, Inc.
                                             ("Kent")
                                 376 Main Street
                                 Bedminster, New Jersey 07921
                                 ("376 Main")
                                 (owns all of the outstanding
                                 common stock of T. R. Winston &
                                 Company, Inc. ("TRW"), a
                                 securities broker-dealer, and
                                 Asset Value Management, Inc., the
                                 general partner of Asset
                                 Value Fund Limited Partnership,
                                 an investment partnership which,
                                 through a wholly-owned
                                 subsidiary,owns approximately 58%
                                 of the stock of American Metals
                                 Service, Inc.,("AmericanMetals"),
                                 376 Main,currently a
                                 non-operating company)


                                 Registered representative of TRW
                                 and various executive capacities
                                 with Kent's other affiliated
                                 companies.

                                 General Partner
                                 Shamrock Associates
                                 56 Pennbrook
                                 (investment limited partnership,
                                  which owns approximately 38
                                  percent of Kent's outstanding
                                  common stock)

John W. Galuchie, Jr.            Executive Vice President and
376 Main Street                  Director of AmHold and Sun
Bedminster, NJ  07921
                                 Assistant Secretary and Director
                                 NorthCorp

                                 Vice President, and Treasurer of
                                 Kent
                                 Registered representative with
                                 TRW and various executive
                                 capacities with other affiliates
                                 of Kent

                                 Treasurer, Principal Executive
                                 Officer and Director of Edudata
                                 Corporation
                                 376 Main
                                 (majority-owned subsidiary of
                                  Sun engaged in redeploying its
                                  assets)

Richard M. Bossert                Director of AmHold
376 Main Street
Bedminster, NJ 07921
                                  President and Chief Operating
                                  Officer Sawyert Corporation
                                  P. O. Box 209
                                  Bedminster, NJ 07921
                                  (industrial and commercial site
                                    construction and development)


Alfredo Mena                      Director of AmHold
376 Main Street
Bedminster, NJ 07921
                                  President of CIA. Salvadorena
                                  de Inversiones, S.A. de C.V.
                                  El Salvador (coffee growing,
                                  processing and exporting)


Mark Koscinski                Vice President of AmHold and Sun
376 Main Street
Bedminster, NJ 07921
                              Vice President of Kent and various
                              other executive positions with
                              affiliates of Kent

Mark W. Jaindl                Senior Vice President of AmHold and
376 Main Street               a director of NorthCorp
Bedminster, NJ 07921
                              Vice President, Secretary and
                              Director of American Metals


Tacie J. Fox                  Senior Vice President of AmHold
2300 North Street, N.W.
Suite 600
Washington, D.C.  20037


William Mahomes, Jr., Esq.   Director of AmHold
4500 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
                                   Attorney
                                   Baker & McKenzie
                                   4500 Trammell Crow Center
                                   2001 Ross Avenue
                                   Dallas, Texas 75201




*All executive officers and directors are citizens of the United
States except Alfredo Mena who is a citizen of El Salvador.

                                 EXHIBIT B

                         SUN EQUITIES CORPORATION

                     Executive Officers and Directors



                                                    Position with
Name and Address       Principal Occupation          the Company


Lloyd H. Klatzkin(2)    Lloyd H. Klatzkin, CPA, P.C.  Vice President
1790 Yardley Langhorne  1790 Yardley Langhorne        and Director
Road, Suite 211         Road, Suite 211
Yardley, PA 19067       Yardley, PA 19067
                        (Certified Public Accountant)

Paul O. Koether(1)
56 Pennbrook Road
Far Hills, NJ 07931

John W. Galuchie, Jr.(1)
376 Main Street
Bedminster, NJ 07921

Mark Koscinski(1)
376 Main Street
Bedminster, NJ 07921



(1)    See Exhibit A for information about Messrs. Koether,
       Galuchie and Koscinski.

(2)    Mr. Klatzkin is a citizen of the United States.

                EXHIBIT C


                        Number of                Price
           Date       Shares Purchased         Per Share*

AMHOLD   12/15/93          17,300                    2.00
         12/16/93           9,000                    2.00
         12/16/93          87,600                    2.00
         12/21/93          33,300                    2.125
         12/22/93           1,000                    2.125
         12/22/93           8,000                    2.00
         12/23/93          17,700                    2.125
         12/27/93           5,800                    2.125
         12/28/93          28,400                    2.125
         12/28/93           1,100                    2.125
         12/29/93             700                    2.125
         12/29/93          22,900                    2.125
         12/30/93           1,000                    2.125
         12/30/93          22,500                    2.125
         12/31/93          21,900                    2.125
         01/03/94          23,600                    2.125
         01/03/94           2,000                    2.125
         01/04/94             500                    2.125
         01/04/94           3,600                    2.125
         01/05/94           1,200                    2.125
         01/06/94          26,300                    2.125
         01/07/94           5,800                    2.125
         01/07/94             500                    2.125
         01/10/94           1,200                    2.125
         01/11/94           7,000                    2.125
         01/13/94             100                    2.125
         01/14/94             800                    2.125
         01/18/94             500                    2.125
         01/19/94             300                    2.125
         01/19/94           8,000                    2.125
         01/20/94           1,000                    2.125
         01/21/94             100                    2.125
         01/24/94          27,700                    2.125
         01/25/94             700                    2.125
         01/26/94          29,600                    2.125
         01/27/94             700                    2.125
         01/27/94          27,100                    2.125
         01/27/94           6,300                    2.125
         01/27/94           2,000                    2.125
         02/02/94           1,100                    2.125
         02/02/94           2,400                    2.125
         02/02/94           3,000                    2.25
         02/02/94          14,000                    2.25
         02/07/94          10,000                    2.125
         02/08/94          17,000                    2.25

              EXHIBIT C (cont'd.)

                   Number of                  Price
 Date            Shares Purchased           Per Share*

 02/10/94             3,400                     2.25
 02/10/94            19,200                     2.375
 02/11/94            20,000                     2.375
 02/14/94               100                     2.25
 02/14/94            16,800                     2.375
 02/23/94             2,700                     2.25
 02/24/94             6,500                     2.25
 02/25/94             4,500                     2.25
 02/28/94             1,700                     2.25
 03/03/94               500                     2.25
 03/03/94            10,000                     2.25
 03/07/94            15,000                     2.25
 03/07/94             5,500                     2.25
 03/07/94             2,000                     2.25
 03/08/94             9,400                     2.25
 03/09/94               400                     2.25
 03/11/94             2,900                     2.25
 03/14/94             1,400                     2.25
 03/15/94             2,000                     2.25
 03/15/94               500                     2.25
 03/16/94             5,900                     2.25
 03/16/94            13,500                     2.25
 03/23/94             4,200                     2.125
 03/24/94             1,000                     2.125
 03/25/94             9,600                     2.125



                               Number of           Price
         Date                Shares Purchased      Per Share*


Amhold  12/17/93               1,200                     2.125






*Exclusive of brokerage commission, if any.

                                     EXHIBIT E



                                  AMERICAN HOLDINGS, INC.
                                      376 MAIN STREET
                                        P.O. BOX 74
                                      (908) 234-9220
                                   (908) 234-9355 (FAX)


                                       April 11, 1994


VIA FAX and FEDERAL EXPRESS

The Trust Managers
(Messrs. W.H. Bricker, George P. Jenkins
 and Charles W. Wolcott)
American Industrial Properties REIT
Suite 205
6220 North Beltline
Irving, Texas  75063

Gentlemen:

       We previously urged you to withdraw the Merger Proposal and to cease wasting the Trust's assets in an endeavor we believed was bound to fail. After speaking to shareholders for a week, we are more convinced than ever that the proposed Merger will be overwhelmingly defeated. Shareholders are voting against the Merger but unfortunately for them, so is the market. After seeing "the Trust's Plans for Growth", the market plunged to a new twelve-month low closing price of $1.625 per share on Friday, April 8, 1994.

       In the interest of all shareholders, we again urge you to abandon the Merger Proposal. Under the Merger scheme, shareholders will suffer while management will prosper.

       As an alternative, we recommend that the Trust be sold in an auction to the highest bidder. To avoid any suggestion of self-interest, we agree not to bid. All we want is the same consideration due any other shareholder.

                                      Sincerely yours,

                                      /s/ Paul O. Koether

                                      Paul O. Koether
                                      Chairman